UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES ACT OF 1933

For the month of July 2026

Commission File Number: 001-42415

NEW CENTURY LOGISTICS (BVI) LIMITED

(Name of Registrant)

Office A-E, 33/F, King Palace Plaza,

55 King Yip Street, Kwun Tong,

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

NEW CENTURY LOGISTICS (BVI) LIMITED Reports Financial Results for the Six Months Ended March 31, 2026

NEW CENTURY LOGISTICS (BVI) LIMITED (the “Company”) is furnishing this current report on Form 6-K to provide its unaudited condensed consolidated financial statements for the six months ended March 31, 2026.

The unaudited condensed consolidated financial statements of the Company as of March 31, 2026 and for the six months ended March 31, 2026 and 2025 are attached to this Form 6-K as Exhibit 99.1. These unaudited condensed consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company.

Financial Statements and Exhibits.

Exhibits:

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of March 31, 2026 and for the Six Months Ended March 31, 2026 and 2025.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Century Logistics (BVI) Limited

Date: July 13, 2026	By:	/s/ Ching Shun Ngan
Ching Shun Ngan
Chief Executive Officer

3